GREAT PANTHER SILVER LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010 and 2009
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$9,364	$13,312
Restricted cash (note 14)	154	-
Marketable securities	106	23
Amounts receivable (note 5)	9,055	5,539
Income taxes recoverable	177	342
Inventories (note 6)	2,537	1,438
Prepaid expenses, deposits and advances	1,037	1,585
	22,430	22,239

Mineral properties, plant and equipment (note 7)	16,875	14,935

	$39,305	$37,174

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,471	$2,658
Current portion of capital lease obligation (note 16(f))	574	801
Current portion of promissory notes (note 9(a))	377	122
Current portion of convertible loan notes (note 9(b))	3,678	-
Liabilities under derivative instruments (note 14)	130	-
	9,230	3,581
Long-term liabilities:
Capital lease obligation (note 16(f))	225	63
Promissory notes (note 9(a))	158	118
Convertible loan notes (note 9(b))	-	3,356
Asset retirement obligations (note 10)	770	1,382
Future income tax liability	-	1,818
	10,383	10,318
Shareholders’ equity:
Share capital (note 11(b))	77,904	75,910
Contributed surplus (note 11(c))	10,073	10,268
Equity component of convertible note	1,563	1,563
Accumulated other comprehensive loss (note 12)	(130)	(23)
Cumulative translation adjustment (note 12)	(3,814)	-
Deficit	(56,674)	(60,862)
	28,922	26,856
Nature of operations (note 1)
Commitments and contingencies (note 16)
Subsequent events (note 18)

	$39,305	$37,174

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars, except shares data)
Three and nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
		(Revised		(Revised
		note 2(a))		note 2(a))
Revenues:
Mineral sales	$11,165	$8,886	$28,398	$21,882
Cost of sales	(5,367)	(4,637)	(14,802)	(12,070)
Amortization and depletion of mineral
properties, plant and equipment	(779)	(877)	(1,718)	(2,591)
	5,019	3,372	11,878	7,221

Expenses:
Amortization and depreciation	13	19	38	71
Accretion on asset retirement obligation	42	78	161	208
Mineral property exploration expenditures (note 8)	2,160	755	5,094	1,209
General and administrative	1,234	1,318	3,826	3,927
Stock-based compensation	272	657	289	1,943
	3,721	2,827	9,408	7,358
	1,298	545	2,470	(137)

Other income (expenses):
Interest income	40	4	83	33
Interest expense	(223)	(304)	(651)	(950)
Debt settlement expense (note 9(b))	-	(51)	-	(51)
Foreign exchange gain (loss)	277	(244)	671	(566)
Gain (loss) on disposal of fixed assets	-	-	(1)	4
Gain (loss) on derivative instruments (note 14)	(130)	-	(130)	-
	(36)	(595)	(28)	(1,530)

Income (loss) before provision for income taxes	1,262	(50)	2,442	(1,667)

Recovery of (provision for) income taxes (note 13)	(9)	(63)	1,746	(237)

Income (loss) for the period	$1,253	$(113)	$4,188	$(1,904)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(652)	-	(3,814)	-
Unrealized gain (loss) on marketable securities	-	(19)	(107)	15

Comprehensive income (loss) for the period	$601	$(132)	$(267)	$(1,889)

Earnings (loss) per share
Basic	$0.01	$(0.00)	$0.04	$(0.02)
Diluted	$0.01	$(0.00)	$0.04	$(0.02)
Weighted average number of common shares
Basic	114,049,485	87,398,291	113,574,389	86,562,727
Diluted (note 11(f))	115,635,935	87,398,291	115,590,435	86,562,727

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)
Three and nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
		(Revised		(Revised
		note 2(a))		note 2(a))
Deficit, beginning of the period	$(57,927)	$(60,705)	$(60,862)	$(58,914)
Income (loss) for the period	1,253	(113)	4,188	(1,904)

Deficit, end of the period	$(56,674)	$(60,818)	$(56,674)	$(60,818)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)
Three and nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
		(Revised		(Revised
		note 2(a))		note 2(a))
Cash flows used in operating activities:
Income (loss) for the period	$1,253	$(113)	$4,188	$(1,904)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	696	897	1,756	2,662
Accretion on asset retirement obligations	42	78	161	208
Stock-based compensation	272	657	288	1,943
Foreign exchange (gains) losses	59	(75)	80	(199)
Future income taxes	-	(48)	(1,853)	17
Interest accretion on convertible note payable	110	179	321	527
Debt Settlement expense	-	51	-	51
Loss (gain) on disposal of capital assets	-	-	1	(3)
Loss on derivative instruments	130	-	130	-
Shares received for mineral exploration expenditures	-	-	(23)	(1)
	2,562	1,626	5,049	3,301
Changes in non-cash operating working capital:
Amounts receivable	(2,134)	(695)	(3,683)	(779)
Inventories	(176)	282	(987)	(161)
Prepaid expenses and deposits	808	(97)	543	10
Accounts payable and accrued liabilities	(233)	(178)	532	(493)
Income taxes	42	22	165	211
Net cash provided by operating activities	869	960	1,619	2,089

Cash flows used in investing activities:
Mineral properties and capital expenditures	(2,365)	(300)	(5,957)	(782)
Proceeds from disposal of capital assets	-	-	-	5
Net cash used in investing activities	(2,365)	(300)	(5,957)	(777)

Cash flows from financing activities:
Proceeds from exercise of options	543	214	1,069	228
Proceeds from exercise of warrants	-	124	473	161
Repayment of capital lease obligation	(273)	(103)	(720)	(232)
Repayment of promissory notes	(100)	-	(222)	-
Issuance of shares for cash, net of issue costs	-	-	(32)	884
Net cash provided by (used in) financing activities	170	235	568	1,041

Effect of exchange rate changes on cash and cash equivalents	(39)	(128)	(24)	(52)

Restricted cash	(154)	-	(154)	-

Increase (decrease) in cash and cash equivalents	(1,519)	767	(3,948)	2,301
Cash and cash equivalents, beginning of period	10,883	2,140	13,312	606

Cash and cash equivalent, end of period	$9,364	$2,907	$9,364	$2,907

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)
Three and nine months ended September 30, 2010 and 2009

	Three months ended			Nine months ended
		September 30,		September 30,
	2010	2009		2010	2009

Supplementary cash flow information:
Income taxes received	$-	$-	$	- $	203
Income taxes paid	19	11		61	56
Interest income received	40	3		83	31
Interest expense paid	112	125		329	423

Non-cash investing and financing transactions:
Mineral property adjustment from changes in asset retirement obligation	-	-		(283)	-
Assumption of capital lease obligation on purchase of equipment	328	-		648	-
Issuance of promissory notes for equipments (note 9(a))	-	-		501	-

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

1.	Nature of operations:

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies:

	(a)	Revision:

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in that year. This adjustment was initially recorded during the first quarter of 2009. The net loss for the nine months ended September 30, 2009 has been revised to reflect the subsequent recording of this adjustment in 2008.

Income (loss) for the period was revised for the three months ended March 31, 2009 and for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

	(b)	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all the disclosures required for annual financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

2.	Significant accounting policies (continued):

(c) Change in mine life:

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years, and 2 years to 3 years, respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

(d) Comparative figures:

Certain comparative figures have been reclassified to conform to the current period presentation.

3.	Change in accounting policy:

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

4.	Recent accounting pronouncements:

(a) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

(b) Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

4.	Recent accounting pronouncements (continued):

(c) International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

5.	Amounts receivable:

	September 30,	December 31,
	2010	2009

Trade accounts receivable	$6,131	$3,472
Value added tax recoverable	2,935	2,024
Other	200	251
	9,266	5,747
Allowance for doubtful amounts	(211)	(208)

	$9,055	$5,539

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

6.	Inventories:

	September 30,	December 31,
	2010	2009

Finished product	$1,047	$410
Ore stockpile	63	80
Materials and supplies	980	681
Silver bullion	447	267

	$2,537	$1,438

The amount of inventory recognized as an expense for the nine months ended September 30, 2010 and 2009 is represented by the amount of cost of sales.

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	September 30,	December 31,
	2010	2009

Topia Mine:
Mineral properties	$2,809	$3,115
Plant and equipment	7,084	6,131
Buildings and mobile equipment	319	396
Land	14	14
Asset retirement obligations	150	231
	10,376	9,887
Accumulated depreciation and depletion	(4,476)	(4,651)
	5,900	5,236

Guanajuato Mines:
Mineral properties	3,926	4,450
Plant and equipment	10,279	7,792
Buildings and mobile equipment	1,911	1,777
Land	2,227	2,845
Asset retirement obligations	282	569
	18,625	17,433
Accumulated depreciation and depletion	(7,872)	(7,958)
	10,753	9,475

Santo Nino	69	69

Leasehold improvements and other equipment, net of accumulated depreciation of $320 (December 31, 2009 - $284)	153	155

	$16,875	$14,935

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for nine months ended September 30, 2010 is as follows:

	San	Santo
	Antonio	Nino	Topia	Guanajuato	Mapimi	Total
Analysis	$-	$-	$59	$225	$-	$284
Drilling	-	-	1,181	1,026	-	2,207
Field costs	-	-	54	-	-	54
Geology	-	-	232	243	-	475
Project administration	66	-	112	145	-	323
Mine exploration costs	-	-	434	1,368	-	1,802
	66	-	2,072	3,007	-	5,145
Cost recoveries	(51)	-	-	-	-	(51)
	15	-	2,072	3,007	-	5,094
Cumulative expenses, January 1, 2010	116	490	9,327	6,675	5,329	21,937
Cumulative expenses, September 30, 2010	$131	$490	$11,399	$9,682	$5,329	$27,031

9.	Long-term debt:

	(a)	Promissory notes:

	September 30,	December 31,
	2010	2009
Promissory notes	$535	$240
Less: current portion	377	122
	$158	$118

During the period ended September 30, 2010, the Company purchased equipments under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. As at September 30, 2010, the Company has three promissory notes with the same vendor with the same terms and the total interest paid for the nine months ended September 30, 2010 is $21 (2009 – nil).

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

9.	Long-term debt (continued):

(b)	Convertible loan notes:

	September 30,	December 31,
	2010	2009

$4,050 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%	$ 3,678	$ 3,356

	$3,678	$3,356

On March 8, 2006, the Company issued a $2,020 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at a price of $1.32 per share at the holder’s option at any time. On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,587. The Company has recorded debt settlement expense of $51 in earnings and a conversion premium of $1,607 in accumulated deficit.

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	September 30,	December 31,
	2010	2009

Balance, beginning of period	$1,382	$1,105
Changes in cash flow estimates	(760)	-
Foreign currency translation adjustment	(13)	-
Accretion expense	161	277
Balance, end of period	$770	$1,382

The provision for asset retirement obligations is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,620 (December 31, 2009 – US$2,893).

•	There has been a change in the Company’s assessment of the timing of its asset retirement obligation as at March 31, 2010 as a result of the extension of the mine lives of the Company’s two operating mines.

•	The expected timing of payments totaling US$2,620 is estimated as follows: US$840 in 2013, US$144 in 2014, US$149 in 2015, US$1,112 in 2020, US$184 in 2021, and US$191 in 2022. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 10 years for Topia in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (December 31, 2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

11.	Share capital:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2009	111,239,631	$75,910

Exercise of “L” warrants	1,177,500	412
Exercise of agents’ warrants	40,000	36
Exercise of finder’s warrants	70,756	25
Exercise of stock options	2,236,025	1,069
Share issuance cost	-	(32)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	484

Balance, September 30, 2010	114,763,912	$77,904

No preferred shares have been issued.

(c)	Contributed surplus:

Stated value
Balance, December 31, 2009	$10,268
Stock-based compensation	289
Reclassification to common shares on exercise of options and warrants (note 11(b))	(484)
Balance, September 30, 2010	$10,073

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

11.	Capital stock (continued):

	(d)	Stock options:

The continuity of common stock options for the nine months ended September 30, 2010 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		September 30,
price	Expiry date	2009	Granted	expired	Exercise	Exercised	2010

0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
0.90	January 5, 2011	830,000	-	-	-	-	830,000
0.45	February 08, 2014	3,944,125	-	-	-	(1,436,025)	2,508,100
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(90,000)	220,000
0.70	September 3, 2014	1,290,000	-	-	-	(135,000)	1,155,000
0.90	December 3, 2010	185,000	-	-	-	-	185,000
0.90	February 29, 2012(i)	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	-	580,000
0.90	July 11, 2015(ii)	-	670,000	(50,000)	-	(50,000)	570,000

		7,914,125	670,000	(50,000)	-	(2,236,025)	6,298,100

Weighted average exercise price		$0.59	$0.90	$0.90	-	$0.48	$0.66

As at September 30, 2010, all stock options are fully vested. The weighted average remaining contractual life of the options is 2.99 years.

(i)	On April 29, 2010, the Company’s Board of Directors approved the extension of the expiry date from December 3, 2010 to February 29, 2012 of the 90,000 incentive stock options granted to a consultant.

(ii)

On July 12, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 670,000 common shares under the Company’s Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.90 per share.

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the nine months ended September 30, 2010, the Company recorded stock-based compensation expense for the fair value of $288 (2009 - $1,943) relating to the stock options that were extended and granted during the period. The weighted average fair value of options granted during the nine months of 2010 was $0.38 (2009 - $0.32) . The weighted average assumptions used to determine the fair value of the amended option were a risk-free interest rate of 1.96%, volatility of 116.42%, dividends paid of 0.0%, and an expected life of 1.55 years. The weighted average assumptions used to determine the fair value of the new option were a risk-free interest rate of 1.71%, volatility of 113.0%, dividends paid of 0.0%, and an expected life of 2.14 years.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

11.	Capital stock (continued):

	(e)	Warrants:

The continuity of warrants for the six months ended September 30, 2010 is as follows:

			Balance				Balance
	Exercise		December 31,				September 30,
Series	price	Expiry date	2009	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
Series “S” Warrants	0.90	November 27 2011	8,808,750	-	(40,000)	-	8,768,750
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agents Warrants	0.90	November 17, 2011	963,150	-	-	-	963,150

			11,020,156	-	(1,288,256)	-	9,731,900

(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Basic weighted average number of shares outstanding	114,049,485	87,398,291	113,574,389	86,562,727
Effect of dilutive securities
Stock options	1,703,249	-	2,039,183	-
Warrants	-	-	29,462	-

Diluted weighted average number of shares outstanding	115,752,734	87,398,291	115,643,034	86,562,727

For the three and nine months ended September 30, 2010, there were 1,322,812 and 633,912, respectively, potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because the exercise prices exceeded the average market value of the common shares of $0.81 and $0.85 for the same periods ended September 30, 2010.

For the three and nine months ended September 30, 2009, all of the outstanding options and warrants were anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

12.	Accumulated other comprehensive loss

	September 30,	December 31,
	2010	2009

Balance, beginning of period	$(23)	$(38)
Translation adjustment (note 3)	(3,814)	-
Unrealized gain (loss) on marketable securities	(107)	15

Balance, end of period	$(3,944)	$(23)

13.	Income taxes:

Recovery (provision) for income taxes:

	Three months ended		Nine months ended
	September 30,			September 30,
	2010	2009	2010	2009

Current income taxes	$(9)	$(110)	$(107)	$(219)
Future income taxes	-	47	1,853	(18)

	$(9)	$(63)	$1,746	$(237)

14.	Derivative financial instruments

On July 22, 2010, the Company entered into a put and call option contract (the “Contract”) for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the Contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Contract, the Company pledged $154 (US$150) as cash collateral in favour of Investec Bank plc.

The Company determined that this contract is a derivative financial instrument that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which it arises. During the nine months ended September 30, 2010, the Company recorded a mark-to-market unrealized loss of $130 (September 30, 2009 – nil).

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

15.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Consulting fees paid or accrued to companies controlled by directors of the Company	$119	$132	$396	$385

Consulting fees paid or accrued to a company controlled by an officer of the Company	37	42	133	159

Cost recoveries received or accrued from a company with a common director of the Company	-	16	51	80

Office and administration fees paid or accrued to a company controlled by a director of the Company	21	18	65	48

As at September 30, 2010, $109 (December 31, 2009 - $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $59 (December 31, 2009 - $147) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

16.	Commitments and contingencies:

	(a)	The Company is committed to making severance payments amounting to approximately $2,153 to certain Officers and management in the event that there is a change of control of the Company.

	(b)	Commitments outstanding relating to laboratory and drilling services amount to $425 in 2010 and $421 in 2011.

	(c)	The Company is committed to operating lease payments of $42 in 2010, $148 in 2011, $147 in 2012 and $97 in 2013.

	(d)	The Company is committed to consulting agreements with third parties totaling $45 in 2010.

	(e)	The Company entered into equipment purchase commitments with third party vendors totaling $759. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)
Three and nine months ended September 30, 2010 and 2009

16.	Commitments and contingencies (continued):

(f) The Company acquired equipment through four capital leases that bear interest at annual rates ranging from 10.5% to 12%, and require lease payments to the expiry date as follows:

September 30,
2010
Years ending December 31:
2010	$273
2011	443
2012	138
Total minimum lease payments	854
Less amount representing interest	(55)
Balance of the obligation	799

Current portion	574

$225

Included in mineral properties, plant and equipment at September 30, 2009, are leased assets with a cost of $2,021 and accumulated depreciation of $574. During the nine months period ended September 30, 2010, interest paid on the capital leases of $65 is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $385 in 2010 as a result of the program.

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

17.	Segmented Information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produces silver, gold, lead and zinc.

			Three Months Ended September 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$7,482	$3,683	$-	$-	$11,165	$-	$11,165
Cost of sales	3,282	2,085	-	-	5,367	-	5,367
Amortization and depletion of mineral properties, plant and equipment	610	169	-	-	779	-	779
Mineral property exploration expenditures	1,430	702	28	-	2,160	-	2,160
General and administrative	-	-	-	335	335	899	1,234
Stock-based compensation	-	-	-	221	221	51	272
Income (loss) before income taxes	2,129	717	(28)	(248)	2,570	(1,308)	1,262
Net income (loss)	2,129	717	(28)	(257)	2,561	(1,308)	1,253
Capital expenditures	2,591	86	-	-	2,677	16	2,693
Total assets	$15,339	$10,773	$69	$5,502	$31,683	$7,622	$39,305

			Three months ended September 30, 2009
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$6,395	$2,491	$-	$-	$8,886	$-	$8,886
Cost of sales	3,266	1,371	-	-	4,637	-	4,637
Amortization and depletion of mineral properties, plant and equipment	673	204	-	-	877	-	877
Mineral property exploration expenditures	87	593	75	-	755	-	755
General and administrative	-	-	-	242	242	1,076	1,318
Stock-based compensation	127	-	-	(32)	95	562	657
Debt settlement expense	-	-	-	-	-	51	51
Income (loss) before income taxes	2,192	297	(75)	(429)	1,985	(2,035)	(50)
Net income (loss)	2,192	297	(75)	(492)	1,922	(2,035)	(113)
Capital expenditures	245	55	-	-	300	-	300
Total assets	$12,385	$6,244	$69	$2,519	$21,217	$2,248	$23,465

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

17.	Segmented Information (continued):

			Nine Months Ended September 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$18,829	$9,569	$-	$-	$28,398	$-	$28,398
Cost of sales	9,242	5,560	-	-	14,802	-	14,802
Amortization and depletion of mineral properties, plant and equipment	1,486	232	-	-	1,718	-	1,718
Mineral property exploration expenditures	3,007	2,072	15	-	5,094	-	5,094
General and administrative	-	-	-	765	765	3,061	3,826
Stock-based compensation	-	-	-	222	222	67	289
Income (loss) before income taxes	4,989	1,707	(15)	(351)	6,330	(3,888)	2,442
Net income (loss)	4,989	1,707	(15)	1,395	8,076	(3,888)	4,188
Capital expenditures	4,852	2,220	-	-	7,072	33	7,105
Total assets	$15,339	$10,773	$69	$5,502	$31,683	$7,622	$39,305

			Nine months ended September 30, 2009
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$15,255	$6,627	$-	$-	$21,882	$-	$21,882
Cost of sales	7,968	4,102	-	-	12,070	-	12,070
Amortization and depletion of mineral properties, plant and equipment	1,980	611	-	-	2,591	-	2,591
Mineral property exploration expenditures	285	851	73	-	1,209	-	1,209
General and administrative	-	-	-	765	765	3,162	3,927
Stock-based compensation	439	143	-	22	604	1,339	1,943
Debt settlement expense	-	-	-	-	-	51	51
Income (loss) before income taxes	4,451	846	(73)	(1,331)	3,893	(5,560)	(1,667)
Net income (loss)	4,451	846	(73)	(1,568)	3,656	(5,560)	(1,904)
Capital expenditures	551	220	-	-	771	11	782
Total assets	$12,385	$6,244	$69	$2,519	$21,217	$2,248	$23,465

GREAT PANTHER SILVER LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

17.	Segmented Information (continued):

Product Revenue:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
Silver	$6,852	$6,565	$19,713	$16,469
Gold	2,396	1,875	5,618	4,501
Lead	544	428	1,622	1,105
Zinc	397	281	1,147	578
Ore processing revenues	125	200	408	592
Smelter and refining charges	851	(463)	(110)	(1,363)

	$11,165	$8,886	$28,398	$21,882

For the nine months ended September 30, 2010, the Company had two customers that accounted for 99% of total revenues. These two customers represent 99% of the trade accounts receivable balance of $6,131 at September 30, 2010 (note 5). The Guanajuato and Topia segments had two customers account for 58% and 41% each of the total revenue.

18.	Subsequent events:

	(a)	On October 18, 2010, the Company granted 240,000 stock options to new employees at an exercise price of $1.15 per share expiring on October 17, 2015.

(b)

On November 3, 2010, the Company entered into a put and call option contract (the “Contract”) for 500 metric tonnes of lead over ten monthly contract periods from December 2010 to October 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively.

	(c)	Subsequent to September 30, 2010, the Company received proceeds of $340 and $285 from the exercise of 521,800 options and 317,000 warrants, respectively.